Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-213949) of SBA Communications REIT Corporation and related Proxy Statement/Prospectus for the registration of shares of its common stock, and to the incorporation by reference therein of our reports dated February 26, 2016, with respect to the consolidated financial statements of SBA Communications Corporation and Subsidiaries, and the effectiveness of internal control over financial reporting of SBA Communications Corporation and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Certified Public Accountants

Boca Raton, Florida

November 8, 2016